Mail Stop 3561

January 6, 2009

Ronald P. McFadden, Senior Vice President,
Chief Financial Officer, and Secretary
Zones, Inc.
1102 15th Street SW, Suite 102
Auburn, Washington 98001

> **Re:** **Preliminary Proxy Statement on Schedule 14A, as revised**
> **Filed August 22, 2008**
> **File No. 000-28488**

Dear Mr. McFadden:

We have completed our review of your preliminary proxy statement on Schedule 14A and related filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Hutchings, Esq.
        DLA Piper
        via facsimile